THE SPENDSMART PAYMENTS COMPANY

2680 Berkshire Parkway, Suite 130

Des Moines Iowa 50325

April 14, 2014

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The SpendSmart Payments Company

Form 10-K for the fiscal year ended September 30, 2013

Filed December 30, 2013

Form 10-Q for the quarter ended December 31, 2013

Filed February 14, 2014

File No. 000-27145

Dear Ms. Thompson:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated April 1, 2014 (the “Commission Comment Letter”). The Commission Comment Letter requests that the Company respond to the comments by April 15, 2014 or tell the Staff the date by when the Company will provide its response.

Pursuant to our counsel’s conversation with the Staff held on April 14, 2014, the Company hereby confirms that the Staff has granted the Company a five (5) business day extension to respond to the Commission Comment Letter.

If you have any questions or comments to this letter, please contact the undersigned.

Sincerely,

/s/ Alex Minicucci
Alex Minicucci
Chief Executive Officer